HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
              For the Years Ended September 30, 1997, 1996 and 1995



                                            Year Ended September 30,
                                       1997             1996            1995
Operating Income:
   Interest Income                $ 115,571       $  171,544      $  176,566
   Other Income                         814              501              11
      Total Operating Income      $ 116,385       $  172,045      $  176,577

Operating Expenses:
   Interest Expense               $  41,517       $  101,493      $  105,522
   Legal and Audit Fees              13,905            7,155           2,329
   Management Fees (Note 12)         35,750           39,000          39,000
   Repairs and Maintenance           13,799              824              19
   Other Operating Expenses           7,860            8,176          16,045
      Total Operating Expenses    $ 112,831       $  156,648      $  162,915

Income From Operations            $   3,554       $   15,397      $   13,662

Other Income (Expenses):
   Discount allowed on Pay-off of
      Sale of Insurance Agency
      Contracts (Note 4A)         $       0       $        0      $  (20,177)
      Gain on Repossessions             629                0               0
      Loss on Sale of Real Estate
      (Note 4C)                      (8,568)               0               0
      Total Other Income (Expenses)  (7,939)      $        0      $  (20,177)

Income (Loss) Before Income Taxes $  (4,385)      $   15,397      $   (6,515)
   Provision for Income Taxes
   (Note 13)                              0                0               0
      Net Income (Loss)           $  (4,385)      $   15,397      $   (6,515)

Earnings (Loss) Per Common Share
   (Note 10)                      $    (.00)      $      .00      $     (.00)


Notes to Financial Statements are an integral part of these statements.